UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 12)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159101

(CUSIP Number)

Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,301,220 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,301,220 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 65,301,220 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 43.4% (1) (2)
14	TYPE OF REPORTING PERSON* CO
(1)	Represents shares of common stock (the “Common Stock”) of Navios Maritime Acquisition Corporation (the “Issuer”) owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”). Does not include the 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that are owned by Alpha Merit, which shares of preferred stock are convertible only to the extent Alpha Merit’s beneficial ownership would not exceed 45.0% of the issued and outstanding shares of the Issuer’s Common Stock following such conversion. Accordingly, as of September 30, 2017, a portion of the Series C Convertible Preferred Stock could be converted into approximately 4,290,682 (of the 7,676,000) shares of Common Stock, which number of shares of Common Stock is not included in the 65,301,220 reported amount.

(2)	Based on 150,357,990 shares of Common Stock outstanding as of September 30, 2017.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,301,220 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,301,220 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 65,301,220 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 43.4% (1) (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Represents shares of Common Stock of the Issuer owned by Alpha Merit, a wholly-owned subsidiary of Navios Holdings. Does not include the 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer that are owned by Alpha Merit, which shares of preferred stock are convertible only to the extent Alpha Merit’s beneficial ownership would not exceed 45.0% of the issued and outstanding shares of the Issuer’s Common Stock following such conversion. Accordingly, as of September 30, 2017, a portion of the Series C Convertible Preferred Stock could be converted into approximately 4,290,682 (of the 7,676,000) shares of Common Stock, which number of shares of Common Stock is not included in the 65,301,220 reported amount.

(2)	Based on 150,357,990 shares of Common Stock outstanding as of September 30, 2017.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 12, and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013, Amendment No.10 filed on March 30, 2015 and Amendment No. 11 filed on September 27, 2016, all other provisions of the Schedule 13D filed by Navios Holdings, Amadeus Maritime S.A. and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No.12 to Schedule 13D is being filed to disclose the pledging by Alpha Merit of the Shares of Common Stock as described in Item 6 of this Amendment No.12.

Item 2.	Identity and Background

This Amendment No. 12 amends Item 2(a) to the Schedule 13D by adding the following:

Amendment No. 12 is being filed by Navios Holdings and Alpha Merit (collectively, the “Reporting Persons”). Alpha Merit is the record owner of the shares of Common Stock following a transfer of the shares of Common Stock by Navios Holdings to Alpha Merit. Navios Holdings is the 100% owner of Alpha Merit. Navios Holdings may be deemed to share beneficial ownership of the Common Stock reported herein.

Item 4.	Purpose of the Transaction

Item 4 to the Schedule 13D is amended by incorporating by reference therein the information set forth in Item 6 of this Amendment No. 12.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 12 amends and restates Items 5(a) and (b) to the Schedule 13D as set forth below:

As of November 17, 2017, Navios Holdings, through its wholly-owned subsidiary Alpha Merit, beneficially owned 65,301,220 shares (approximately 43.4%) of the Issuer’s Common Stock. The Reporting Persons have shared voting and dispositive power in respect of these shares, subject to the Pledge Agreement (as discussed in Item 6 below and filed herewith).

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Amendment No.12 amends and restates Item 6 to the Schedule 13D by adding the following:

On November 21, 2017, Navios Holdings and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with Navios Holdings, the “Co-Issuers”), completed the sale of $305.0 million in aggregate principal amount of 11.25% Senior Secured Notes due 2022 (the “Notes”).

In connection with the closing of the Notes offering, the Co-Issuers and the guarantors of the Notes and Wells Fargo Bank, National Association, as trustee (the “Trustee”) and collateral trustee (the “Collateral Trustee”), entered into the Indenture, dated as of November 21, 2017, relating to the Notes (the “Indenture”). The foregoing description of the Indenture is qualified in its entirety by reference to the full text of the Indenture incorporated by reference hereto as Exhibit 2.

Pursuant to a Pledge Agreement, dated November 21, 2017, Alpha Merit pledged and granted a security interest in 65,301,220 shares of Common Stock and 7,676,000 shares of Common Stock underlying the 1,000 shares of Series C Convertible Preferred Stock of the Issuer in favor of the Collateral Trustee for the Secured Parties (as defined therein) (the “Pledge Agreement”). These shares were previously pledged pursuant to the Share Pledge Agreement, dated September 20, 2016 for the benefit of the Issuer in order to secure the obligations under the Loan Facility, which have been subsequently released from such pledge.

The Pledge Agreement contains default and similar provisions that are standard for such agreements. Alpha Merit has retained dividend and voting rights in the pledged Common Stock during the term of the pledge absent a default.

The foregoing description of the Pledge Agreement is qualified in its entirety by reference to the full text of the Pledge Agreement, which is filed herewith as Exhibit 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of November 28, 2017, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

Exhibit 2:	Indenture, dated as of November 21, 2017, by and among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., the Guarantor party thereto and Wells Fargo Bank, National Association, as Trustee and Collateral Trustee (Incorporated by reference to Exhibit 99.2 to Navios Holding’s Form 6-K, filed on November 21, 2017).

Exhibit 3:	Pledge Agreement, dated as of November 21, 2017, made by Alpha Merit Corporation in favor of Wells Fargo Bank, National Association, as Collateral Trustee for the Secured Parties.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2017		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director